August 16, 2012

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Attn: Heather Clark

Re:	Federal-Mogul Corporation
Item 4.01 Form 8-K
Filed August 15, 2012
File No. 001-34029

Ladies and Gentlemen:

Thank you for your letter dated August 16, 2012 addressed to Federal-Mogul Corporation (the “Company”) setting forth comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) regarding the document listed above.

In response to the Staff’s comment, the Company is amending its Current Report on Form 8-K dated August 9, 2012 and filed on August 15, 2012 to include an updated letter from Ernst & Young LLP referencing the Form 8-K dated August 9, 2012.

The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the filing, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss the above responses at your convenience. If there is anything we can do to facilitate your review, please do not hesitate to contact the undersigned at ((248) 354-1748). In addition, you are welcome to contact the following lawyer at Sidley Austin LLP: Sharon Flanagan ((415) 772-1271).

Very truly yours,

Federal-Mogul Corporation

By:	/s/ Brett D. Pynnonen
Name:	Brett D. Pynnonen
Title:	General Counsel

Federal-Mogul Corporation — World Headquarters

26555 Northwestern Highway — Southfield, Michigan 48033

Tel. (248) 354-1748 — Fax (248) 354-7999 — E-Mail: Brett.Pynnonen@federalmogul.com